Exhibit 4.11

FINANCIAL LEASING CONTRACT WITH OPTION TO BUY

BETWEEN the firm CIE S.A., with registered offices in Campo Vía cor. Los Arbolitos, Luque Paraguay, represented in this proceeding by Eduardo José Borgognon Montero in his capacity as Director and Carlos Hernán Rodiño Gorostiaga in his capacity as Member of the Management Board-Proxy, herein after "THE LESSOR", on one side, and on the other, the company PETROLERA SAN ANTONIO S.A., with registered offices on Floor 3 of the AYMAC Building, located in Avda. Aviadores del Chaco, N1 1669 in the city of Asunción, Paraguay, represented in this proceeding by César Abraham González Villalba and Marcos Juan Peroni Clifton, both in their capacity as Director, hereinafter "THE LESSEE", and together with the LESSOR, the "Parties", are meeting to sign the present financial lease (leasing) with the option to buy (the "Contract"), that shall be governed by the following clauses and conditions:

Appears, in addition, for the purposes of assuming the commitments set forth in the eighteenth clause of the contract, the company MIERCO PAR S.A.C.L., with registered offices on Floor 3 of the AYMAC Building, located in Avda. Aviadores del Chaco Nº 1669 in the city of Asunción, Paraguay, represented in this proceeding by Juan Pedro Raggio García and Marcos Juan Peroni Clifton.

FIRST: Purpose.

1.1.       THE LESSOR is obligated to deliver on a financial lease, on a bareboat basis, and THE LESSEE is obligated to receive and accept on that basis, twelve river transport hopper barges (hereinafter “THE GOODS” or "THE VESSELS"), whose technical specifications and identification numbers are specified and listed in Annex 1, in exchange for the consideration set forth in the sixth clause.

It is specified that for all purposes of this Contract the term VESSEL refers to a Barge and the entirety of its equipment according that is described in Annex 1.

1.2.       THE VESSELS shall be used in lawful businesses for the transport of bulk goods, according to the specific destination of each one of them, and within the traffic on the Paraguay-Paraná Waterway, and the Upper Paraná, as THE LESSEE requires in accordance with its needs. The transport of illicit substances is prohibited.

1.3.       Each of the VESSELS, from the date and time of its delivery and until the date and time of its return, as they are recorded on their respective certificates of delivery and return, shall be in the sole control and possession of the LESSEE, assuming the capacity of Ship operator, operational and commercial use. Consequently, unless it is expressly laid down in this document, during that period the LESSEE shall assume all the charges, expenses, obligations, liabilities and profits arising from and/or related to the VESSELS, their possession, operation and/or control.

SECOND: Period of validity. Early termination.

2.1.       This Contract shall enter into force from its signing and remain in force for a period of up to five (5) years, which shall be counted from the date of delivery of each one of the VESSELS, according to their respective Certificates of Delivery.

THE LESSEE shall not commit the VESSELS to services/navigation whose duration exceeds the term of the Contract. Notwithstanding the preceding, if due to circumstantial problems the VESSELS (or one of them) cannot be returned because they are sailing, concluding some journey started reasonably in advance of the termination date of the Contract (this advance that, without unexpected events, allows suposing that the VESSELS will be returned within the period agreed in this document), the term of the present Contract shall be extended until the end of that journey and the LESSEE shall proceed to return the VESSELS at that time.

2.2.       Concluded the term of validity THE LESSEE shall have the option of:

(i)       exercising the option to buy the VESSELS provided for in the Contract;

(ii)       extending the present Contract by mutual consent with the LESSOR for an additional period and for consideration to be agreed;

(iii)       proceed to the return of the VESSELS.

2.3.       After the first two (2) years the Contract has been in force, the LESSEE shall have the right to terminate the Contract early by written notice to the LESSOR, returning the VESSELS and paying as indemnity to the LESSOR a penalty price which shall amount to 20% (twenty percent) of the price of the lease for the missing period of validity of the Contract.

THIRD: Delivery of the VESSELS.

3.1.       THE LESSOR shall deliver THE VESSELS, afloat, in perfect operating condition, with all their rigging, equipment, inventories, specified in Annex 1, in a maximum period up to 29 February 2024.

3.2.       THE LESSOR shall immediately notify the LESSEE of any delay or event that might cause a breach in the delivery of the VESSELS. In the event that the LESSOR falls into default in delivering THE VESSELS, which should be done on or before 29 February 2024, the LESSOR shall pay the LESSEE the amount of two-hundred and thirty United States dollars (US$ 230) per day for each VESSEL that is delayed, as a late penalty, until the actual delivery.

The LESSOR shall also fall into default if THE VESSELS were delivered on time, but rejected by the LESSEE for not meeting the conditions set forth in Clause 3.1 of the present contract, and remedy the objections to exceeding the period agreed, whose limit is 29 February 2024. THE LESSOR shall pay the LESSEE for all the costs related to the new inspection and delivery.

If the LESSOR were to give notice of the date of availability of THE VESSELS seven (7) days in advance of 29 February 2024, and the representatives of the LESSEE were not present for the reception of the VESSELS, no penalty for the delay in delivery will be applied to the LESSOR. In this case, a penalty shall only be incurred for delay if, after inspecting THE VESSELS, they are rejected by the LESSEE. That penalty shall be applicable from the day of notification of the rejection until the actual delivery of THE VESSELS in compliance with the conditions described in clause 3.1.

3.3.       Delivery shall be documented by the signing of a Certificate of Delivery, that shall be signed by representatives authorised by both Parties.

3.4.       THE LESSEE shall take possession of each VESSEL immediately after the delivery and acceptance of them, and remove each VESSEL from the facilities of the LESSOR or its subcontractor within the seven (7) days following the delivery and acceptance of each VESSEL on the part of the LESSEE. If the LESSEE does not remove the VESSEL from the facilities of the LESSOR within the seven (7) days aforementioned, then, in such case, without prejudice to the right of the LESSOR to demand that the LESSEE remove the VESSEL immediately at any time later, the LESSEE shall pay the LESSOR reasonable mooring fees for the VESSEL.

FOURTH: Repair and maintenance.

4.1.       THE LESSEE shall maintain the VESSELS, their belongings, equipment, accessories and documents in a good state of repair, in condition for efficient operation and in accordance with best operating and maintenance practices. To this end, the LESSEE shall comply with verification and maintenance routines in accordance with the requirements of the class and other standards in effect to ascertain and correct possible wear and tear, damage and other irregularities the VESSELS, their rigging, accessories and documents exhibit.

4.2.       In the event of any defect, breakdown, damage or other caused to the VESSELS or suffered by them during the period of leasing, as long as those were substantial (less substantial understood to be those events like running aground, strikes against a dock, release from convoy, strikes on the hull structure, entrance of water in the tanks, grounding, covers falling in the river and/or incidents involving third parties or their property) the LESSEE shall inform the LESSOR in writing of such defects, breakdowns, damage or others, clearly indicating (a) the nature; (b) third parties that have been affected during their occurrence or as a consequence of them; and, (c) incidental claims received from said third parties (including the competent authorities). This report shall be delivered to the LESSOR within four (4) calendar days counted from the occurrence and updated where applicable.

4.3.       It is specified that the costs of repair of the defects, breakdowns, damage or others (as well as those related to such work), be they substantial or not, shall be covered solely by the LESSEE. That work shall be carried out in shops and/or by professionals approved in advance by the LESSOR (who shall not unreasonably be denied), under the sole responsibility of the LESSEE.

FIFTH: Use of THE VESSELS.

5.1       THE LESSEE shall use THE VESSELS exclusively for transport, within and in accordance with the capacity of each one of them. Likewise, it shall comply strictly with all the requirements of the statutes, regulations and maritime and riverine provisions in force of the countries with jurisdiction in the waters in which the same sail.

5.2       THE LESSEE shall be solely liable for the payment of all fines, indemnities and/or penalties that result from the use of the VESSELS, exonerating and agreeing to hold the LESSOR and the VESSELS harmless from all liability.

5.3.       The VESSELS shall remain in the possession and exclusive operation of the LESSEE. To that effect, during the stated period of time:

•       the VESSELS shall remain at the full disposal of the LESSEE and under its sole control for all purposes;

•       the LESSEE is obligated to care for the VESSELS with the utmost diligence, ensuring at all times that the possession and operation of them by the LESSEE and/or its dependants and/or its contractors and/or third parties for whom it must be liable for not compromising the integrity of the VESSELS nor damaging the condition in which they were received according to that recorded on the certificate of delivery.

•       the LESSEE shall pay all the costs, expenses and charges that are part of its responsibility in accordance with the terms of the present Contract, as well as those derived from the VESSELS, their use, operation and possession (including, but not limited to the payment of levies, tolls, security, mooring, etc.).

5.4.       It strictly forbidden that the LESSEE makes additions, improvements, modifications or changes to the VESSELS, accessories and rigging without having the previous written agreement of the LESSOR for each case. In the event that the LESSOR approves the additions, improvements, modifications or changes: (i) the work shall be carried out by professionals previously approved by the LEASOR; (ii) only original parts, accessories, equipment or others approved by the LESSOR shall be able to be used; and (iii) unless it be agreed to previously in writing, the LESSOR shall assume no cost whatsoever (as regards the improvements, modifications or changes, labour, parts accessories, among others). Accordingly, in the event that the additions, improvements, modifications or changes cannot be removed at the end of the Contract without causing damage to the VESSELS or their structure, the LESSEE shall, at the option of the LESSOR: (i) remove it and cover the cost of repairing the damage caused as a consequence of removal; (ii) give the LESSOR the option to buy, or; (iii) leave the ownership of it to the LESSOR at no additional cost.

5.5.       The LESSEE promises to keep the name and national flag of each VESSEL as long as it does not have the previous, written approval of the LESSOR, which shall not be unreasonably denied.

5.6       The LESSOR shall be able to inspect the VESSELS once per calendar year in order to check their state of repair, or when the LESSOR has well founded reasons that one or all the VESSELS are not repaired or maintained properly or some breach by the LESSEE regarding the VESSELS which places them or third parties at risk. These inspections shall be coordinated with the LESSEE and shall not hinder the normal operation of the VESSELS.

SIXTH: Price and manner of payment.

6.1       The total Contract price to be paid by the LESSEE to the LESSOR, assuming that the LESSEE makes use of the option to buy and acquire ownership of the VESSELS, comes to SEVENTEEN MILLION, ONE HUNDRED AND SEVENTY-ONE THOUSAND, SIX HUNDRED AND SIXTEEN UNITED STATES DOLLARS (US$ 17,171,616.00) (the “Contract Price”), which includes the amortisation of capital, all the costs of the financing and the cost of the leasing.

The amounts are expressed in United States dollars and include VAT.

6.2.       The Contract Price shall be paid to the LESSOR by the LESSEE in three (3) Phases.

(A)       Phase A (Fixed amount):

The first Phase for a total amount of four million, eight hundred and ninety-seven thousand, two hundred United States dollars (US$ 4,897,200.00), which shall be paid to the LESSOR by the LESSEE in three (3) instalments in the following manner:

i)       first instalment Phase A:

The LESSEE shall pay the LESSOR the sum of one million, three hundred and ninety-nine thousand, two hundred United States dollars (US$ 1,399,200.00), within seven (7) business days after the signing of this Contract.

ii)       second instalment Phase A:

The LESSEE shall pay the LESSOR the sum of one million, three hundred and ninety-nine thousand, two hundred United States dollars (US$ 1,399,200.00), prorated (proportional to each VESSEL) at the start of the assembly work in the shipyard, an event that will be communicated in writing by the LESSOR to the LESSEE.

iii)       third instalment Phase A:

The LESSEE shall pay the LESSOR the sum of two million ninety-eight thousand, eight hundred US dollars (US$ 2.098,800.00), prorated (proportional to each VESSEL) on delivery of the VESSELS, in accord with the delivery and acceptance of them, recorded on the respective Certificates of Delivery.

(B)       Phase B (Fixed amount):

The second Phase for an amount equal to eight million, seventy-six thousand, eight hundred and sixteen United States dollars (US$ 8,076,816.00), which shall be paid to the LESSOR by the LESSEE within a period of five (5) years from the date of the certificate of delivery of each VESSEL, in 60 instalments (the “Instalments”) of eleven thousand, two hundred and seventeen and 80/100 United States dollars (US$ 11,217.80) per VESSEL, that shall be paid monthly. The Instalments shall be paid in advance in the first five (5) days of each month, and include all the costs and expenses of financing which the LESSOR may have incurred.

(C)       Phase C (Amount contingent on exercising the option to buy):

The third Phase for an amount equal to four million, one hundred and ninety-seven thousand, six hundred United States dollars (US$ 4,197,600.00), which shall be paid prorated (proportional to each VESSEL with regard to which the option to buy is made use of) to the LESSOR by the LESSEE in the event that the option to buy stipulated in the FOURTEENTH clause is used. The amount for each VESSEL for the option to buy is three hundred and forty-nine thousand, eight hundred (US$ 349,800.00).

6.3.       The Contract Price, including Phases A, B and C, as well as the schedule of payments, it found in detail in Annex 2.

All the payments made by the LESSEE to the LESSOR shall be made in United States dollars, by bank transfer to the account indicated by the LESSOR.

6.4.       A breach shall be produced by the mere expiry of the periods, without the need of any judicial or extrajudicial notification whatsoever. Failure to pay three (3) months of the price of the monthly canon on their due dates shall give the LESSOR the right to terminate the present Contract with respect to all VESSELS and demand the payment of the late monthly instalments and any other damage and/or loss the breach may have occasioned. On the total sum owed and in arrears, an interest of 1% (one percent) monthly will be accrued.

6.5.       Prior to each of the payments agreed in paragraphs i) and ii) of Phase A, specified in clause 6.2 of the present contract, the LESSOR shall present to the LESSEE a Guarantee for Financial Advance of one million, three hundred and ninety-nine thousand, two hundred United States dollars (US$ 1,399,200.00) per instalment. This guarantee shall be carried out via a bank guarantee or surety bond from a bank or insurance company with a proven reputation in the market to the satisfaction of the LESSEE, whose terms and conditions shall be previously agreed to by that one. The Guarantees for Financial Advance shall have a due date up to 29 February 2024, and shall be returned with the signing of the Certificate of Delivery of the last VESSEL.

SEVENTH: Obligations of the LESSEE.

The LESSEE, with prejudice to the other general and specific obligations that arise from the present Contract, is especially obligated to:

a)       Not assume any kind of obligation in the name or on behalf of THE LESSOR, being likewise required to free THE VESSELS, in the period no longer than (30) calendar days, of any seizure, interdiction, restriction on navigation, liens, etc. that were decreed or hang over THE VESSELS;

b)       Allow THE LESSOR or its representatives to carry out inspections of the VESSELS, without that affecting in any way the operation of the VESSELS;

c)       Use the VESSELS according to their specific purpose, which results from the carriage and equipment suitable to each one of them.

d)       Be registered with the competent authorities (in Paraguay and overseas) as operator of the VESSELS for the period of the leasing.

e)       Pay the consideration on time and in the way agreed, this being an essential and unconditional obligation, that shall be met even in the event that the VESSELS, partially or totally, are found to be impossible to navigate due to breakdowns, maintenance, lack of cargo, low level of the river, or any other reason other than the VESSELS being held or seized for debts or fault of the LESSOR and said situation impedes the use by the LESSEE; or in the event that the VESSELS must be subject to major repairs for flaws and defects in construction.

f)       Comply with all the legal provisions in force or that are enacted in the future, related to the activity of navigation.

g)       Notify within seventy-two (72) hours of having become aware of any action, event or omission that may affect the legal situation of a VESSEL.

h)       The LESSEE shall be liable for the expenses of transport of the VESSELS to the place of the return on the date of the return. It shall also be liable for the costs related to that operation (including but not limited to security and mooring), until the date and time at which the return of the VESSELS it realised.

EIGHTH: Responsibilities.

All the civil and commercial, administrative, customs, environment and penal liabilities that derive from the use of THE VESSELS, are at the sole expense of the LESSEE, the LESSEE agreeing to hold the LESSOR harmless.

NINTH: Return of THE VESSELS.

9.1.       THE LESSEE shall return the leased VESSELS in a period no longer than five (5) calendar days after the expiry of the period of five (5) years agreed, or of the one of its extension or renewal that has been agreed between the Parties, or the date of termination of the Contract for whatever cause, unless the option to buy set forth in the FOURTEENTH Clause is exercised, and without prejudice to that set forth in the SECOND Clause of this Contract.

9.2.       The return of the VESSELS (together with rigging, accessories and documents) to the LESSOR shall be done in the same place as the delivery (unless agreed differently by the parties, in writing).

9.3.       THE LESSEE shall notify the LESSOR immediately of any delay or event that might cause a breach in the return of the VESSELS. In the case of unjustified delays of more than 30 (thirty) days in the return of the VESSELS, the LESSEE shall pay the LESSOR a penalty of USD 1,000 (one thousand United States dollars) per vessel for each day of delay from that moment; or prorated in the case of periods of less than one (1) day.

9.4.       The VESSELS shall be returned in a good state of repair and maintenance, except for the normal wear and tear produced by their use and the passage of time, according to the record in the Certificate of Delivery. The LESSOR shall be able to refuse to receive the VESSELS that are not in that condition, the LESSEE being required to correct the objections and coordinate a new return date. In the interim the LESSEE shall pay the leasing canon to the LESSOR. All the costs related to the new inspection for the return shall be assumed by the LESSEE.

9.5. In the event that, based on the return report (to be carried out under the same conditions as the inspection report), the LESSOR establishes the need for repairs of one or more VESSELS within five (5) business days following the availability of that report, the LESSOR shall be able to request said repairs from the LESSEE, and the latter is obligated to carry them out, if they are for the purposes of returning them to the LESSOR in similar condition to that which the VESSELS were delivered at the beginning of the Contract, excepting wear and tear for normal use of the VESSELS.

9.6.       The LESSEE shall fall into default automatically, without the need for any judicial or extrajudicial action whatsoever, and shall be liable for all the expenses and costs, administrative and judicial, that were undertaken to achieve the return of the VESSELS.

TENTH: Taxes, tariffs and other levies. Registration and flag.

10.1.       THE LESSEE shall be solely responsible for paying all taxes, charges, fees, expenses, accessories, liens, contributions, port charges, customs, maritime agency, pilotage, licences, salaries, company credits and social security, etc., and any other expense that is related to THE VESSELS, their registration, possession, leasing, navigation, transport, and the commercial activity of the same, extant and/or to be created in the Republic of Paraguay and in any other country that has jurisdiction in the waters on which THE VESSELS navigate.

10.2.       In the same way, the LESSEE shall be solely responsible for the registration of THE VESSELS with the riverine-marine authorities for their authorisation under a flag regime, as well as the handling, cost and securing of all the statutory certifications that in the VESSELS to navigate.

To that effect, the LESSEE shall be responsible and shall pay for: (i) the procedures associated with securing the Paraguayan flag from the General Directorate of the Merchant Marine, part of the Ministry of Public Works and Communications, and (ii) the procedures associated with the certificate of enrolment and the remaining statutory certificates from the General Naval Prefecture and the General Directorate of the Merchant Marine which are required for the VESSELS to navigate.

10.3       The LESSEE shall be responsible for handling, at its own cost and on its own behalf, the renewal of the authorisations and statutory certifications for the VESSELS.

10.4.       The costs associated with the notarisation and registration of the present financial leasing Contract in equal parts by the Parties. The Civil Law Notary shall be designated by the LESSOR.

10.5.       The costs associated with the property title which will be made after completion of the building of the VESSELS shall be paid by the LESSOR, who shall designate the Civil Law Notary.

ELEVENTH: Insurance.

11.1. During the entire period of the lease, the LESSEE shall maintain, at its own expense, the VESSELS with the following insurance coverages:

(i) Hull and Machinery

•       This policy shall cover all risks – usual, unusual and specific – to which the VESSELS are exposed during the period of the lease; be they riverine, maritime, war or others.

•       This policy shall protect the interests of the LESSOR and the LESSEE, requiring that both be included as co-insureds on the respective policy.

•       If any or all the VESSELS suffer a total loss (actual, declared or agreed), the indemnity from the insurance shall be paid to the LESSOR. In the event that the indemnity received be greater than that which corresponds solely to the LESSOR, according to its interests in the VESSELS in question, the excess value will be delivered by it to the LESSEE or third parties who might have interests.

(ii) Protection and indemnity:

•       This policy shall cover the civil liability of the LESSEE, and at least the following sole liability risks of the LESSEE:

o Any loss or damage to cargo, whatever the cause, including the removal of remains or debris from the cargo, and/or damage caused by the cargo, including personal injury and death.

o Total amount derived from the fact that the cargo becomes wreckage or an obstruction to navigation.

o Any loss or damage suffered by the LESSOR and/or third parties, caused by the VESSELS and/or its equipment, including liability arising for personal injury and death, collision, damage to docks, pollution and removal of the remains of wreckage, among others.

•       This policy shall protect the interest of the LESSOR and the LESSEE, requiring that both be included as co-insureds on the respective policy. In the case of the LESSOR, it shall appear as “Owner” of the VESSELS.

(iii) Any other coverage that be required in regard to the VESSELS or their operation on the part of the LESSEE.

11.2.       The insurance referenced shall be provided by first-rate insurance companies, and the coverage conditions approved previously by the LESSOR, approval that shall not be unreasonably denied.

11.3.       Copy of the policies, as well as their corresponding respective renovations, shall be delivered to the LESSOR before the start of operations or expiry of the policies, respectively.

11.4.       In no event shall the value of the coverage be less than the value of the VESSELS, that come to the sum of USD 1,166,000.00, VAT included, for each of the VESSELS.

11.5. Any amount of liability that, in accordance with this Contract, regulations or circumstances attributable to the LESSEE and that, for any reason whatsoever, were not covered by the policies or insurers, shall be assumed by the LESSEE. Accordingly, it is specified that the fact that the Parties be co-insureds, shall not exclude or free the LESSEE from liability.

11.6.       In each policy the waiver by the insurer of all right of subrogation and claim against the LESSOR must be recorded.

11.7.       The LESSEE shall sign, without delay, the necessary documents for the implementation of the respective policy.

11.8.       Not maintaining the insurance, according the that set forth here, shall involve a substantial, automatic breach of the present Contract, which shall provide sufficient cause for the immediate termination of the same by the LESSOR, being able, as well, to demand damages that such a situation would bring with it.

TWELFTH: Rescission.

12.1       The present contract shall be rescinded early in the event of the occurrence of the following causes:

a)       In the event that THE LESSEE applies to convoke it creditors or were declared in bankruptcy, dissolution, liquidation or its interdiction were declared.

b)       In the even that for fortuitous cases or reasons of force majeure, compliance with the present Contract became impossible or the unavailability of THE VESSELS:

c)       In the event that THE LESSEE breaches its contractual obligations, using THE VESSELS for traffic or destinations that are prohibited or do not meet the specifications of each of VESSEL; or in the event that needed repairs and maintenance is not performed.

d)       In the event the LESSEE is in arrears in the payment of three (3) monthly canons set forth in clause 6.2. (B), or upon failure to pay any of the consideration provided for in clause 6.2. (A).

THIRTEENTH: Prohibition of Assignment.

13.1.       THE LESSEE shall not assign nor transfer this Contract, either wholly or partially, without the express written consent of the LESSOR, and nor shall be able to sublet, on a bareboat contract, THE VESSELS to third parties.

13.2.       The LESSOR shall be able to assign or transfer, wholly or partially, the rights derived from the present Contract. By the present instrument and in accordance with that provided in Art. 524 of the Civil Code of Paraguay, the LESSEE authorises, definitively and irrevocably, the LESSOR, to discount, assign, pledge as security, transfer to a trusteeship, or definitively transfer the rights to collect the monthly canons and any other right in its favour set forth in this Contract to entities in the financial system or stock market, that meet all the requirements and parameters of the banking laws of the Republic of Paraguay and the regulations issued by the Central Bank of Paraguay. The LESSOR shall be able to negotiate the operation with entities in the financial system and the stock market. Any cost related to such assignment shall completely at the expense of the LESSOR. The terms of that assignment shall not be able to affect the rights of the LESSEE (including but not limited to the right to terminate the Contract early), nor shall it be able to be opposable for modifying the terms of the present Contract, or delay signing the Certificate of Delivery of the documentation for purchase of the VESSELS.

FOURTEENTH: Option to Buy.

14.1.       The parties agree that THE LESSEE, in the event of being up to day with the payment of the canons and the consideration set forth under the present Contract, shall be able to make use of the option to buy THE VESSELS wholly or partially (with respect to one, several or all the Vessels) at the end of the term of the Contract, giving written prior notice of thirty (30) days, paying the price set forth as the residual value that is individualised in clause 6.2 (C), according the number of VESSELS for which it wishes to exercise the option to buy.

14.2.       For the purposes of exercising the option to buy at the end of the present Contract, THE LESSEE shall notify THE LESSOR thirty (30) days in advance of the end of the period of being in force of its intention, in which case the Parties shall enter into the respective sales contract.

14.3.       To the price of the option to buy there shall be added the amount that corresponds to the application of or creation of whatever levy that may be applicable, as well as the commissions, costs and expenses for the transfer, which shall be at the expense of the LESSEE.

14.4       The procedure for the transfer shall be carried out by the Civil Law Notary designated by THE LESSOR. Against the collection of the payment, THE LESSEE shall issue a receipt and documentation needed to certify the acquisition of THE VESSELS by THE LESSEE or the person the it might designate, being the procedures and costs of the transfer at the expense of THE LESSEE.

FIFTENTH: Total loss.

15,1, The LESSEE shall indemnify the LESSOR in the event of total loss (actual or declared) of some or all the VESSELS, as long as the cause which gave rise to it were not attributable to the LESSOR. To that effect, the Parties agree:

•       The value of each vessel during the exercise of the Contract is found specified in Annex 3 and shall be the value that the LESSOR shall receive as indemnity.

•       Payment of the indemnity shall be made within seven (7) days following the actually payment by the insurer, which shall be handled solely by the LESSEE.

•       When the event be covered by the insurance contracted, the LESSEE shall exercise the insurance policies on time and correctly and shall make its best efforts to effectuate the payment of the indemnity as soon as the insurer makes payment of the same. Likewise, the LESSEE shall sign all the documents that be necessary to effectuate payment to the LESSOR. The LESSEE shall not be able be released from fulfilment of its obligations under this clause alleging delays on the part of the insurer or the terms of the policy.

15.2       Without prejudice to the liabilities indicated in this section and others that may exist, the Contract shall be terminated (partially or wholly, as appropriate) from the date and time in which the total loss occurred.

SIXTEENTH: Immunity from seizure and indemnity.

If the VESSELS were detained or seized for debts or the fault of the LESSEE (including defects in the documentation that authorises the VESSELS to navigate or enter and leave ports), a situation that impedes continuing navigation, the LESSOR shall have the right to terminate the Contract (wholly or partially, as appropriate), in the case that the LESSOR has not given effect to the SEVENTH (a) clause in which case it shall proceed to the finalisation of the journey in the place in which they were detained and continued navigation made impossible (but always ensuring that they remain in a safe place and afloat, needing to perform the delivery inspection at that place). In the cases mentioned in the present clause, the payment of the canons agreed to for the days the VESSELS cannot possibly navigate due to seizure shall correspond.

If the VESSELS were detained or seized for debts of the fault of the LESSOR, situation that impede the use by the LESSEE, the LESSEE shall have the right to be reimbursed for the payment of the respective rental canons paid that has not been able to make use of the VESSELS and for the damages occasioned (excluding loss of profit),

SEVENTEENTH: Independent parties.

The present Contract does not mean the creation of a company, shared risk, a relationship of subordination, mandate or another kind of representation or relationship between the Parties. In this context, the Parties state being absolutely independent the one from the other, with their own organisation, infrastructure and personnel. As a consequence:

•       Each one of the Parties assumes total and complete responsibility for their own acts and omissions and/or of their prospective employees, representatives, dependants, subordinates, subcontractors, lenders and/or any other for whom it could be legally liable.

•       All the obligations derived in relation to their respective employees, representatives, subordinates and/or dependants, including but not limited to complying with labour laws, collective bargaining agreements, pension laws and social security laws, work illnesses and accidents, shall be at the sole expense of each of the Parties.

•       Each party shall hold the other harmless for claims that the latter received in connection for the liabilities indicated above.

EIGHTEENTH: COSIGNING OF MERCO PAR S.A.C.I.

MERCO PAR S.A.C.I., with registered offices on Floor 3 of the AYMAC Building, located in Avda. Aviadores del Chaco, Nº 1669 in the city of Asunción, Paraguay, is constituted as the main, joint debtor, plain and simple payer of the obligations to pay sums of money assumed in the present contract on behalf of its related company, PETROLERA SAN ANTONIO S.A.

NINETEENTH: Various provisions.

19.1.       invalidity: If any provision of this Contract is declared null, invalid or ineffective, that provision shall be the only one affected by that nullity or invalidity, and the invalidity shall not be see to affect the remaining provision of this Contract.

19.2.       Registration: This Contact shall be registered at the General Directorate of Public Registries, Registry of Ships and any other needed registry, and both or whichever one of the Parties is authorised to apply for and handle the registration. The expenses shall be borne in equal parts by the Parties.

19.3.       Taxes: Unless otherwise provided in the present Contract, each party shall bear the taxes, fees, tariffs, levies and other charges applicable to the acts it carries out, in accordance with the laws in force.

19.4.       Expenses: Unless otherwise stipulated, each party shall assume their own costs tied to and produced by signing this Contract.

19.5.       The heading of the Contract and of each clause is included only for reference, shall not have any legal effect and shall not be taken into account in the interpretation of this Contract.

19.6.       This Contract and its annexes constitute the totality of the Contract between the Parties. Each of the Parties acknowledges that there exist no parallel agreements to the present Contract, and any prior agreement, proposal or negotiation are replaced by the same.

19.7.       Modifications: The Parties shall not modify this Contract, except by written agreement signed by both Parties, which shall be attached to the preset as an annex and shall be considered an integral part of the contract.

TWENTIETH: Applicable laws. Jurisdiction.

20.1.       This Contract is governed in accordance with the laws of the Republic of Paraguay.

20.2.       The Parties agree to submit any dispute that arises from the performance of this Contract or is related to it, with its interpretation, validity or invalidity, to an arbitration process before the Paraguay Centre for Arbitration and Mediation of the National Chamber of Commerce and Services of Paraguay. The same shall be carried out in the headquarters of the Centre, in accordance with the procedural rules for arbitration that said institution possesses, before an arbitration panel made up of three (3) arbiters drawn from the list of the Arbitration Body of the Paraguay Centre for Arbitration and Mediation, which shall decide in accordance with the law, being the decision final and binding on the Parties. The respective regulations and other provisions that regulate said proceeding at the time of being required shall be applicable, the Parties stating knowing and accepting those in force, including the schedule of expenses and costs, considering it an integral part of the present Contract. The costs of arbitration shall be paid by the losing party in accordance with the decision of the arbitral award.

20.3 For the enforcement of the arbitral award or for the settlement of matters that are not arbitrable, the Parties agree that the ordinary courts of the City of Asuncion, Republic of Paraguay, shall have jurisdiction.

AS EVIDENCE of conformance and acceptance, obligating themselves to its faithful fulfilment, the Parties sign the present Contract in (3) three copies in identical counterparts on the 8th day of the month of September of two thousand and twenty-three.

BY CIE SA	BY MERCOPAR S.A.C.I.
[Illegible signature]	[Illegible signature]
Eduardo Jose Borgognon Monero	César Abraham González Villalba
[Illegible signature]	[Illegible signature]
Carlos Herman Rodiño Gorostiaga	Marcos Juan Peroni Clifton

BY PETROLERA SAN ANTONIO SA
[Illegible signature]
César Abraham González Villalba
[Illegible signature]
Marcos Juan Peroni Clifton